NO ACT

PE
10-20-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

1933
Regulation S
902(b)
October 20, 2011



October 20, 2011

Mr. Keith E.N. Davies
Chief Executive Officer
The Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P.O. Box EE-15672
Nassau, Bahamas

Re: The Bahamas International Securities Exchange
Incoming Letter Dated October 20, 2011

Dear Mr. Davies:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate The Bahamas International Securities Exchange as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate The Bahamas International Securities Exchange.

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance


BISX

Bahamas International Securities Exchange

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Thursday, October 20, 2011

Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100 F Street, NE
Washington, DC 20549

Re: The Bahamas International Securities Exchange – Application for Designation as a "Designated Offshore Securities Market"

Dear Mr. Dudek:

On behalf of The Bahamas International Securities Exchange ("BISX"), we are pleased to submit to the United States Securities and Exchange Commission (the "Commission") an application for the designation of BISX as a "Designated Offshore Securities Market" within the meaning of Rule 902 (b) of Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). We are seeking this designation and recognition in order to assist market participants who are eligible for the safe harbour provided by Rule 904 of Regulation S in satisfying the requirements specified in that rule when reselling securities in, on or through the facilities of BISX.

Resale Safe Harbour

The Rule 904 safe harbour applies to offers or sales of securities effected by any person other than an issuer, a distributor (as defined in Rule 902 (d)), an affiliate of an issuer or distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or any person acting on behalf of any of the foregoing persons. An offer or sale of securities that satisfies the conditions of Rule 904 is deemed to occur outside the United States (U.S.) and therefore is deemed not to be subject to the registration requirements of the Securities Act.

Among the conditions of Rule 904 is the requirement that the offer or sale must be made in an "offshore transaction". Rule 902 (h)(1) provides, in relevant part, that an offer or sale is made in an offshore transaction if the offer is not made to a person in the United States and (providing there has been no pre-arrangement in the United States) the transaction is executed in, on or through the facilities of a "designated offshore securities market". The definition "designated offshore securities market" includes those non-U.S. securities exchanges or markets listed in Rule 902 (b)(1) and also any other non-U.S. securities exchanges or markets designated by the Commission based upon the consideration of, among other things, the attributes specified in Rule 902 (b)(2).

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

BISX has each of the following attributes specified in Rule 902 (b) (2), and based upon other factors set forth below, we respectfully submit that the designation of BISX as a designated offshore securities market is appropriate.

Background

A) Brief Description of The Bahamas

The Bahamas is a former British colony that has been independent of The United Kingdom since 1973, but retains ties to The United Kingdom as a member of the Commonwealth of Nations. The Bahamas has a stable political and economic environment with a democratically elected parliament. The Bahamas' legal system is based on English Common Law with the highest court being the Privy Council in London, United Kingdom.

The Bahamas takes part in many multinational organizations and treaties; these include the Caribbean Community (Caricom), the United Nations and serving as an Observer of the World Trade Organization. Further, The Bahamas is a Member of the Caribbean Development Bank, the Inter-American Development Bank, and the International Monetary Fund.

Financial Services contribute significantly to the Economy of The Bahamas and is the second largest industry in the nation after Tourism. As a result of the stable economy and the focus on quality in the area of financial services, many American, Canadian and European banks and accounting firms have established subsidiaries in The Bahamas. This has resulted in the growth of a talented labour pool with experience in the best practices of many international jurisdictions.

As a major international financial centre, The Bahamas maintains the highest standard of compliance with international Anti-Money Laundering (AML) standards as well as those standards that relate to Combating the Financing of Terrorism (CFT). This dedication to combating AML and CFT is reflected in The Bahamas' ratification of relevant international and bi-lateral treaties as well as existing domestic legislation. In this regard, The Bahamas has signed Mutual Legal Assistance Treaties (MLAT) that relate to cooperation in drug-trafficking matters with the United States, Canada and the United Kingdom.

In an effort to further foster economic co-operation, The Bahamas signed "The Bahamas and the United States Tax Information Exchange Agreement Act, 2003 (U.S.-Bahamas TIEA)". As the Act notes, this agreement allows in part for "the provision of information by the Government of The Bahamas to the Government of the United States with respect to certain taxes". The Competent Authority for the Tax Information Exchange Agreement (TIEA) in The Bahamas is the Financial Secretary of the Ministry of Finance (Financial Secretary). The Financial Secretary is compelled to act upon receiving a written request signed by a senior official designated by the U.S. Government in the form prescribed under Section 4 (3) of the U.S.-Bahamas TIEA. In this request the U.S. official must specify that the information sought is in The Bahamas, its likely location and that a person in The Bahamas that is specified in the request has or may have the information in his possession, custody or control.

Upon receiving this request, the Competent Authority shall; by notice in writing, direct the person specified in the U.S. official's request to provide information specified by the Competent Authority. BISX as a regulated entity under the Securities Industry Act, 1999 is required to satisfy any request made by the Competent Authority of the U.S.-Bahamas TIEA. This information would then be provided to the requesting U.S. authority by the Bahamian Competent Authority.

Monetary Policy in The Bahamas is set by the Central Bank of The Bahamas (the Central Bank) whose mission is to foster an environment of monetary stability conducive to economic development, and to ensure a stable and sound financial system. Two of the major objectives of the Central Bank under this monetary policy mandate are to maintain the Bahamian Dollar (the "B$") at a one-to-one relationship with the United States Dollar (the "US$") as well as to preserve the country's external reserves and safeguard the balance of payments.

A major tool used by the Central Bank to implement monetary policy is Exchange Controls which monitor the flow of capital into and out of the Bahamian Economy. As a result, Exchange Controls require that all investments by non-Bahamians in the domestic economy be approved and the resultant currency flows recorded. In addition, Bahamian investors wishing to acquire Non-Bahamian securities would require Central Bank approval to convert B$ into the relevant foreign currency in order to carry out this transaction. As an Article VIII Member of the International Monetary Fund, The Bahamas does not restrict current transactions such as payments for imports. The Exchange Control policies enacted by the Central Bank are implemented by the Exchange Control Department of the Central Bank.

B) The Securities Commission of The Bahamas

The Securities Commission of The Bahamas ("Securities Commission") is a statutory regulatory agency established by an Act of Parliament in accordance with the Securities Industry Act, 1999, ("SIA") and is the governmental entity charged with the administration of securities laws and regulation of securities markets in The Bahamas. The specific statutes that fall under the regulatory purview of the Securities Commission are; the SIA, the Investment Funds Act, 2003 (IFA), the Financial and Corporate Service Providers Act, 2000 and the Financial Transactions Reporting Act, 2000, (FTRA), to the extent that the FTRA relates to the Securities Commission's registrants. The Securities Commission also enforces the attendant Regulations of the above mentioned Acts, namely the Securities Industry Regulations, 2000 (SIR), the Investment Funds Regulations, 2003 (IFR), the Financial and Corporate Service Providers Regulations, 2001 and the Financial Transactions Reporting Regulations, 2000. The functions of the Securities Commission as detailed in Section 4 (1) of the SIA are:

1. To formulate principles to regulate and govern mutual funds, securities and capital markets;

2. To maintain surveillance over mutual funds, securities and capital markets ensuring orderly, fair and equitable dealings;

3. To create and promote conditions to ensure the orderly growth and development of the capital markets;

4. To advise the Minister of Finance of The Commonwealth of The Bahamas (Minister of Finance) generally regarding mutual funds, securities and capital markets; and

5. To do such other things as may be prescribed by this Act or by any other written law.

The SIA and SIR provide for the Securities Commission to register prospectuses for Initial Public Offerings (IPOs) as well as for the registration of industry participants including; broker-dealers, security investment advisors, Securities Exchanges and facilities. In this capacity the Securities Commission serves as the regulator or competent authority responsible for regulating BISX and any securities that are eligible for listing on the Exchange.

Under Section 5 of the SIA, the Minister of Finance may give the Securities Commission direction for the discharge of its functions, and the Securities Commission shall give effect to such directions. The Minister and Ministry of Finance are responsible for providing support and advice to the Government of The Bahamas on the most appropriate fiscal, tax and economic policies with the aim of maximizing sustainable economic growth and development for The Bahamas. The mission of the Ministry of Finance is to efficiently and effectively implement the fiscal policy of the Government of The Bahamas.

The Securities Commission solicited public comment regarding a new Securities Industry Bill and Securities Industry Regulations (the "new legislation") that is intended to replace the current Act and Regulations. The new legislation is designed to improve securities legislation in line with international best practices. The ability of the Securities Commission to engage in information sharing with other regulators and the ability to create regulations are among the areas expanded in this proposed legislation.

The draft Bill and proposed regulations were debated and subsequently passed into law on May 19, 2011 as the Securities Industry Act 2011. An official date has not been given for commencement of the new Act, it is expected however, that the new Act and Regulations will come into force during the course of 2012. On June 10, 2009 the Securities Commission became a "B" signatory to the International Organization of Securities Commissions' (IOSCO) Multilateral Memorandum of Understanding Concerning Consultation and Cooperation and Exchange of Information (the MMOU). The MMOU establishes standards to be applied by IOSCO Members when making or responding to requests for information from other IOSCO regulators. Upon the new legislation coming into force, the Securities Commission expects to become an "A" Signatory of the IOSCO MMOU.



Bahamas International Securities Exchange

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

C) The Bahamas International Securities Exchange

The Bahamas International Securities Exchange (BISX) was established as a private, for-profit company in September 1999. BISX is the only Securities Exchange registered by the Securities Commission in The Bahamas. BISX began formal listing and trading of securities on May 12, 2000 with 9 domestic companies listed on the Exchange. As at September 30, 2011, BISX was comprised of 24 listings with a market capitalization of $2.896 billion. The available securities traded over BISX include 19 common share listings, 1 preference share listing, and 4 tranches of debt. In addition there were 19 mutual funds listed on the Exchange, with approximately US$300 million under management.

BISX currently has 46 shareholders with the shareholder roster including individuals, retail institutions, banks, insurance companies, financial services providers, two of the Exchange's Broker-Dealer Members and the Government of The Bahamas. The single largest shareholder is the Government of The Bahamas, which bought a 43% stake in the Exchange in 2006. Under Regulation 9 of the SIR, shareholders of securities exchanges in The Bahamas must be approved by the Securities Commission. In addition, foreign entities seeking to hold Bahamian Dollar denominated securities are required to receive approval from the Exchange Control Department of the Central Bank of The Bahamas. This restricts ownership of BISX to those persons who are approved by the Exchange Control Department of the Central Bank of The Bahamas as well as by the Securities Commission of The Bahamas.

Once a person is approved for share ownership in BISX by the Securities Commission and where applicable, by the Exchange Control Department of the Central Bank their shareholding must be approved by the Board of Directors of BISX. Currently there are no ownership restrictions contained within the Articles of Association of the company.

BISX is a Delegated Authority of the Securities Commission and is registered as a Securities Exchange under the SIA. As a Delegated Authority under the SIA, BISX has been given the authority to adopt and enforce rules for the conduct of BISX Members, and the responsibility to regulate members' compliance with the provisions of BISX's rules and of the SIA. In this regard, BISX has established a set of provisions, which are formally titled, the BISX Rules. The BISX Rules set out provisions dealing with the Listing of securities, Membership on the Exchange, Trading securities on the Exchange, Member Conduct and Client Responsibilities, and Issuer's Continuing Obligations.

BISX's activities as a Securities Exchange under the SIA limits the scope of its operation to securities that are properly recognized within the SIA as being registered or exempt from registration in The Bahamas. Additionally only Broker-Dealers that are registered with the Securities Commission may operate in or from The Bahamas. With respect to international securities activities BISX does not perform any such activities in or from the United States.

Registered Offices: 50 Exchange Place, Bay Street, P. O. Box EE-15672, Nassau, Bahamas

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Other than any information sharing arrangements that BISX is required to participate in by virtue of BISX's regulation under the SIA, BISX does not participate in any organizations that provide for the sharing of regulatory/surveillance information with the U.S. BISX is able to investigate all aspects of any BISX registrant, this information is readily supplied to BISX's primary regulator (the Securities Commission) where required or upon request, therefore any information sharing agreement entered into by the Securities Commission will by extension bind BISX.

The BISX Rules and/or any amendments are initially created within BISX and then submitted to the wider industry for comment and consultation over a period of at least three months. BISX facilitates the widest possible distribution of any proposed rules or amendments by delivering copies to each BISX Member Firm and BISX Listed Issuer, as well as posting copies on the BISX website with a mailing and an e-mail address provided for any interested party to provide feedback to the Exchange. At the conclusion of the comment and consultation period, all feedback is compiled and analysed by BISX and any amendments or modifications are made at this time within BISX based on the feedback received. Thereafter, a final draft is delivered to the BISX Board of Directors who are required to formally approve the final draft BISX Rules before their submission to the Securities Commission. Following the approval by the BISX Board of Directors, the Chairman of the Board of BISX forwards a Board-approved copy of the draft BISX Rules to the Securities Commission which is required to review and approve any amendments in accordance with the SIA and SIR prior to the proposed rules coming into force and operation on the Exchange.

BISX also takes part in international initiatives and associations that allow the Exchange to engage in knowledge sharing and continuing education for the BISX Staff. BISX is an Associate Member of the International Organization of Securities Commissions (IOSCO) whereas the Securities Commission is an Ordinary Member of IOSCO which carries full voting rights. The Securities Commission is also a member of the Caribbean Group of Securities Regulators. In order to ensure that members of the BISX Staff remain appraised of international best practices, BISX employees take part in continuing education activities such as the International Institute for Securities Market Development hosted by the United States Securities and Exchange Commission as well as events hosted by IOSCO and regionally in the Caribbean. BISX also maintains a relationship with the Caribbean Regional Technical Assistance Centre (CARTAC).

In April 2010, BISX was designated by HM Revenue and Customs (the tax authority for the United Kingdom) as a "recognized stock exchange" under section 1005 1(b) of the Income Tax Act 2007. As a result of this designation, Securities admitted to trading and listed on BISX will meet the HMRC interpretation of "listed" as set out in section 1005 (3) (a) and (3) (b) of the Income Tax Act 2007. As HMRC notes, recognition under section 1005 Income Tax Act 2007 is for tax purposes only. BISX is also regarded as a recognized stock exchange for Inheritance Tax purposes.


Bahamas International Securities Exchange

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

BISX Organizational Structure

The Articles and Memorandum of Association of BISX set out the organizational structure of the Exchange. The ultimate governing authority for BISX is the BISX Board of Directors with operational procedures detailed by the BISX Rules. The execution of the BISX Rules and the day-to-day operations of the Exchange are overseen by the BISX Chief Executive Officer. BISX currently employs 6 full time employees; the Chief Executive Officer, a Financial Officer, a Listings Manager, an Information Technology & Operations Specialist, as well as two Administrative Assistants. BISX also has an International Securities Exchange consultant who advises BISX on such matters as market development, market analysis and operational management.

In order to support the growth and development of the local Bahamian Capital Markets, BISX agreed to support the continuing education of staff members within the Securities Commission of The Bahamas, by agreeing to a secondment for employees working in their securities Market Surveillance Department. BISX trained the first participant from the Securities Commission during the period January – March 2010, and it is expected that this program will be continued in 2011. Each secondment period is expected to last up to a maximum of 6 months.

BISX has established various technical and market sub-committees, composed of BISX Board Members and experienced members of the financial and business community. These sub-committees support aspects of the operation and development of the Exchange, and allow BISX to carry out numerous tasks without the burden of a large workforce. The committees are:

- Membership Committee: The BISX Membership Committee approves all membership applications that come before the Exchange. These Memberships would consist of Broker-Dealer Memberships and Sponsor Memberships. The procedures and powers of the Membership Committee are detailed by Section 1 of the BISX Rules: Membership Rules, in the case of Broker-Dealer Memberships and Section 1 and Section 8 of the BISX Rules: Listing Rules for Mutual Funds, in the case of Sponsor Memberships.

  We have included additional information regarding the requirements for BISX Membership on page 21 in the section titled: Attributes Listed in Rule 902(b): #2 Association with a Generally Recognized Community of Brokers, Dealers, Bank or Other Professional Intermediaries with an Established Operating History.

- Membership Appeals Committee: A prospective Member whose application for BISX Membership is not granted may request that the BISX Membership Appeals Committee review the decision. In accordance with Section 1 of the BISX Rules, for any decision appealed to it, the BISX Membership Appeals Committee reviews the basis for the decision of the BISX Membership Committee.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

- Market Conduct Committee: The BISX Market Conduct Committee is responsible for all hearings regarding alleged acts of misconduct by a BISX Broker-Dealer Member. In accordance with Section 3 of the BISX Rules: Complaints, Disputes and Discipline, the BISX Market Conduct Committee may institute disciplinary proceedings to determine whether there have been any acts of misconduct as defined in Section 3.

- Disciplinary Committee: Section 3 of the BISX Rules provides that all decisions made by the Market Conduct Committee in respect of market conduct matters may be appealed to a Disciplinary Committee comprised of individuals who are independent of BISX and its Board.

- Listing Committee: The BISX Listing Committee is responsible for the listing of issuers' securities on the Exchange, and to ensure that once listed, these BISX listed issuers meet all obligations detailed in Section 6: Listing Rules, Section 7: Issuer's Continuing Obligations, Section 8: Listing Rules For Mutual Funds, Section 9: Secondary Listings and Section 10: Bahamian Dollar Receipt Listing Rules. The procedures and powers of the Listing Committee are detailed in Section 6 of the BISX Rules.

BISX Statistical And Trading Information

Trading on BISX is carried out daily Monday through Friday, between the hours of 10:00 a.m. and 12:00 p.m. excluding public holidays. Main market indicators for The Bahamas International Securities Exchange are shown in the following table:

MARKET INFORMATION FOR BISX (AS AT DEC. 31)					
Year	**2006**	**2007**	**2008**	**2009**	**2010**
Number Of Listed Securities	19	19	24	24	23
Number Of Mutual Funds Listed	14	17	20	22	22
Market Capitalization	B$3.2 Billion	B$3.98 Billion	B$3.30 Billion	B$3.02 Billion	B$2.91 Billion



Bahamas International Securities Exchange

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Trading Volume	5,251,167	4,770,278	9,623,219	4,917,460	10,859,846
Trading Value	B$28,704,568	B$28,255,458	B$71,553,233	B$26,694,452	B$110,226,124.06

Trading Securities on BISX

Trading securities on the Exchange is governed by Section 4 of the BISX Rules: Trading (the "BISX Trading Rules"). This Section is designed to set out the procedures for BISX Members to trade securities on the Exchange, additionally this Section details the procedures that ensure the transparency, accuracy and timeliness of order entry and reporting to client investors of BISX Members. Finally, the BISX Trading Rules empower BISX to review all aspects of any transaction executed on the Exchange for regulatory review purposes.

Trading on BISX is conducted using the BISX Automated Trading System (BATS). BATS is the name given to the electronic information and trading system utilized by BISX for the BISX listing and trading market which is a hybrid order-driven market, with a facility to permit market-making by BISX Members. If a BISX Member decides to act as a market maker for a security, they would serve as the potential counterparty to every transaction in that security, however, the Member would not be able to preclude another party from offering a better price to any transaction in that security i.e. a better buy or sell price than the Member. BISX does not use specialist Members in its stock exchange.

Therefore due to the fact that BISX maintains a hybrid order-driven market, a BISX Member is not able to perform exclusive market making activities such that they are the buyer or seller in every transaction, instead the BATS allows a BISX Member to post continuous bids and offers for any security. However, in order for the Member to maintain their priority in the market they would need to post a better price than any other order that came onto the market.

BISX recently upgraded BATS, to the Quicktrade Trading System, which is developed and distributed by the Ljubljana Stock Exchange. Quicktrade replaced the Horizon Trading System which functioned as BATS from 2000 until its replacement by Quicktrade in 2007.

There are two types of orders that can be entered on BATS, they are:

1. Limit Orders: An Order, which has a specified price when it is entered, and can trade better than or equal to this specified price. Limit orders can be entered with or without special fill terms that affect how these orders are filled. Special term orders can only be filled if there is an opposing order that satisfies their special terms. The three special terms that can be entered on BATS are:

i. All or None (AON): An order that will only trade when it can be filled in its entirety with one or more opposing Orders.

ii. Minimum Fill (MF): An order that will only trade when it can be filled at or above the minimum volume specified with one or more opposing Orders. When a minimum fill order is partially filled, the special fill term is removed from the remaining volume, and the order is queued as a regular limit order without special fill terms.

iii. Minimum Block (MB): A MB Order will only trade when it can be filled at or above the minimum volume specified with one or more opposing Orders. When an MB Order is partially filled and the remaining volume is less than or equal to the minimum volume specified then the special terms of the Order are changed to All or None.

2. Market Orders: An Order to trade a security immediately at the current best price available in the market.

BISX trades from 10:00 a.m. to 12:00 p.m. on every business day. A Pre-Open period lasts from 10:00 a.m. to 10:30 a.m. during which time orders may be placed on the Exchange, but no trading occurs. The Pre-Open period functions as an auction to determine the Open Price of each symbol. Only limit orders without special terms are used to calculate the Open Price. During the Pre-Open period Members see the best available buy order in the order book as well as the best available sell order in the order book however, they do not see any other orders until the market goes to Continuous Trading. The best order in the order book is determined based upon an algorithm designed to ensure that the maximum amount of shares trade at any price level.

At exactly 10:30 a.m. the Market transitions from Pre-Open to Continuous Trading at which time the BISX trading system executes an algorithm which establishes an Open Price for each security based on a volume maximization principle. During the transition from Pre-Open to Continuous Trading, all prices in the order book are examined, and the price that allows the maximum volume of shares in each symbol to trade is calculated, this price then becomes the symbol's opening price.

The Continuous Trading Period continues from 10:30 a.m. to 12:00 p.m., during this period, orders entered on the Exchange can be traded if a corresponding matching order is entered; otherwise orders remain in the Order Book until they are amended or cancelled.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Trading on BISX is carried out via remote terminals at brokers' offices, with back-up facilities available at the Exchange. All orders entered on the Exchange are exposed to the market via BATS. The identities of individual Member Firms are not disclosed until after a trade has occurred and thereafter all parties to a transaction are revealed. The trading system permits a variety of order types, with orders matched on a price, source and time priority basis during regular Continuous Trading. In addition regular term orders (i.e. limit orders without special terms and market orders) have priority in the system over limit orders with special terms. The method that BATS uses to define each of these priority items is detailed below:

- Price priority: best bid and best ask i.e. the highest buy and lowest sell will have priority.
- Source priority: orders can be entered as client or professional orders. Professional orders are orders entered by a Member acting as agent for an affiliated person i.e. a director, officer, broker or an associated person of a Member or their spouse or minor child or a corporation in which an affiliated person owns a controlling stake. Client orders are entered by the Member acting as agent for a non-affiliated person.
- Time priority: in the event that all else is equal (i.e. price and source) then orders will trade on a time priority basis (i.e. first entered first filled).

There is a minimum lot size of 1, and no maximum lot size. Orders in the system match at, or within, the best price. Matched orders resulting in trades are immediately reported to the counter parties, other trading terminals and disseminated to the broader market via terminals connected to the BATS. At the conclusion of every trading day, the dissemination of market information takes place via the BISX website, newspapers, television and radio.

The new version of BATS features 3 distinct modules that allow for unique functionality by different segments of market participants. These modules are:

- Trading Workstation: This module is used by BISX Broker-Dealer Members to carry out transactions over the Exchange. Members are able to enter orders, view open orders and completed trades and alter their existing orders. Traders are able to identify orders placed by their Firm, but all other open orders appear without identification as to who placed the order. All activity between a Trading Workstation and the BATS is monitored and permanently logged for future regulatory review and analysis. Access to the Trading Workstation is strictly managed and monitored by BISX Market Control. Only BISX Broker-Dealers and their registered BATS operators may access the Trading Workstation. Each BATS operator is issued a unique username and password once they have passed a BATS proficiency examination administered by the Exchange. Currently, no one in the U.S. has direct access to BISX via the Trading Workstation.

- Observer Workstation: This module may be used by BISX Broker-Dealer Members as well as any other interested party who applies directly to the Exchange for access to BISX's information. This may include academic institutions, financial services providers and private individuals. The Observer Workstation is similar to the BISX website, in that it is a one-way information dissemination tool that displays market information in real time. The Observer Workstation allows users to view open orders and completed trades. Observers are not able to identify any open orders by Members nor are users of the Observer Workstation able to place orders. Access to the Exchange via the Observer Workstation is controlled and monitored by BISX Market Control. Currently the Observer Workstation has only been offered to local Broker-Dealers, local academic institutions and local listed issuers. To date BISX has not received requests for, nor has it offered, the Observer Workstation to any international persons. Generally BISX's information is available to anyone able to access the BISX website as the website contains BISX price sheets, information on listed issuers and information on open orders.

- Market Surveillance Workstation: This module is only available to BISX employees who are assigned to monitor the market; this division within BISX is referred to as Market Control. The Market Surveillance Workstation allows BISX Market Control to view open orders and completed trades and also to identify open orders by their trading house and trader. The Market Surveillance Workstation also allows BISX Market Control officials to effect changes to orders, trades and market status should a change become necessary. Changes are only made by Market Control in very specific instances and following the defined operational procedure for effecting changes in the market. These instances can include but are not limited to; corporate actions (e.g. stock splits) and contravention of the BISX Listing, Continuing Obligations, Trading and/or Membership Rules. In order to effect a change within the BISX Market, there is a four step process involved; Step 1 requires the identification of a corporate action or rule contravention, Step 2 requires reporting the instance to the BISX Chief Executive who evaluates the matter in accordance with the relevant BISX Rule, Step 3 requires a decision to be made and signed off by the BISX Chief Executive and Step 4 requires a review and audit of the decision and action taken by the Exchange by the relevant BISX Committee. In order to assist the Exchange with its regulatory responsibilities; all activity between any Market Surveillance Workstation and the BATS is permanently logged for future regulatory review and analysis.

BISX employees from the Market Control Division monitor each trading session of BISX through the Market Surveillance Workstation on a real time basis. Market Control is able to review and analyse all entries, whether they be orders, amendments, or cancellations using the search features within the BATS. This enables BISX to positively and uniquely identify the activities of any BISX Broker-Dealer on the Exchange. Additionally, should it become necessary for the Exchange to drill deeper to determine the ultimate beneficial owner of any securities order or transaction, BISX has the authority pursuant to the BISX Rules to obtain this data. Should it become necessary, in order for the Exchange to carry out its delegated regulatory responsibilities, BISX may enter the premises of any Broker-Dealer to review and determine the validity or accuracy of any information provided to it. BISX's access to information, as well as the requirement that information be processed and readily available to the Exchange, ensures that there is adequate information to support a full audit trail.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Under Section 1 of the BISX Rules: Membership Subsection 2.6 an applicant member is required to submit to BISX an independent opinion that the applicant's audit trail enables the applicant to fulfil its reporting obligations to the Exchange. Under the BISX Trading Rules upon receiving an order request from a client, a BISX Member is required to record all of the pertinent details of the client and the trade, all of which can be requested by the Exchange. The information that the Member must record is detailed in Section 4, Subsection 2.1 (1) of the BISX Rules.

As noted above, the BISX Trading Rules allow BISX to review any transaction that takes place over the Exchange. In addition, issuers are required to report changes in shareholdings of insiders as per Section 7 Subsection 2.1 (1) ix of the BISX Rules as well as Part IX of the SIA. Insiders are defined under Section 74 of the SIA as the following:

a) A director or officer of the company or a person connected with a director or officer;
b) An associated company or enterprise of the company;
c) An affiliated company or enterprise of the company;
d) A person who beneficially owns ten per cent or more of the shares of the company or who exercises control or direction over ten per cent or more of the votes attached to the securities of the company whether such control or direction is exercised by virtue of direct or indirect ownership or by virtue of statute or agreement and a connected person of such a person;
e) A person, whether or not he is employed by the company who receives specific confidential information from a person described in this section: and/or who has knowledge that the person giving the information is a person described in this section; or
f) Any agent, auditor, contractor or consultant to the company who receives or comes into confidential information.

Market Segments and Tiers

BISX maintains two market facilities; the first is a Listing Facility for Mutual Funds, and the second is a Listing and Trading Facility for different types of securities (including common shares, preferred shares and debt instruments).

Open-ended mutual funds are listed on the Exchange but subscriptions to and redemptions from the mutual fund are conducted through third party intermediaries (i.e. the mutual fund administrator) and then lodged with the fund's administrator and/or registrar and transfer agent. Mutual funds listed on the Exchange and Mutual Fund Administrators are all licensed and/or registered in accordance with the Investment Funds Act, 2003 by the Securities Commission and are required to maintain up-to-date information, including material information about the fund, the fund's operations and Directors with the Exchange. Mutual fund transactions involve

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

primarily redemptions and subscriptions to a particular fund which is processed by the fund administrator, the fund administrator is licensed by the Securities Commission and therefore the Securities Commission is the competent authority which has responsibility for reviewing and analysing any mutual fund transactions in this regard. As a result, the Exchange does not require transaction reports from any of its listed mutual funds. BISX regulates the listing of mutual funds through Sections 6 and 8 of the BISX Rules.

BISX is able to list various types of mutual funds and presently has funds with investments in equities, debt instruments, index options, and real estate. Both domestic and international securities are listed on the Exchange with funds denominated in Bahamian Dollars, US Dollars and Euros listed on the Exchange.

To be eligible for listing on BISX, mutual funds are required to be licensed by the Securities Commission of The Bahamas. Under Section 3 of the IFA, a mutual fund may carry on business in The Bahamas if they are licensed as an investment fund by the Commission, or if they are registered as a "recognized foreign fund" with the Securities Commission. Section 6 of the IFA requires recognized foreign funds to be registered with the Securities Commission and to also be licensed or registered in a prescribed jurisdiction or to have submitted evidence of its listing on a prescribed exchange. Under Section 18 of the SIA, recognized exchanges and prescribed jurisdictions are those exchanges and jurisdictions that have been recognized and/or prescribed by the Securities Commission in the Gazette. A prescribed jurisdiction is defined as having securities laws equivalent to those of The Bahamas.

At present, none of the mutual funds listed on BISX are listed in the United States. However, the United States is a prescribed jurisdiction, and the American Stock Exchange, New York Stock Exchange (NYSE), Chicago Board Options Exchange and NASDAQ Stock Exchange (NASDAQ) are recognized exchanges. As a result, mutual funds registered or licensed in the United States, or listed on one of these exchanges are eligible to register with the Securities Commission as a recognized foreign fund, and then to be listed on BISX.

The rules that govern the trading of mutual fund units (through redemption and subscription) is required to be detailed in the fund's offering documents which must be reviewed by BISX before the fund can be listed on the Exchange. Redemptions and subscriptions must be in compliance with relevant sections of the Investment Funds Act and Regulations (IFA & IFR), as well as Section 8 of the BISX Rules: Listing Rules for Mutual Funds. Under Section 8: Subsection 2.8 of the Listing Rules for Mutual Funds, mutual fund units are required to be freely transferable but may be subject to certain transfer restrictions as long as these transfer restrictions are adequately disclosed and approved by the Exchange.

BISX has the capacity to list and trade a variety of different securities, including but not limited to, equities, debt, preference shares, warrants, rights issues and other derivatives. Currently, BISX maintains a "Primary Market" which is the market that facilitates the listing and trading of initial and secondary offerings of public companies. In 2004 BISX introduced Bahamian Dollar Receipts (BDRs), which permit the listing and trading of securities which track an underlying security listed on another Exchange in another jurisdiction. This BDR security permits the creation of a variety of different derivative securities that are eligible to be listed and traded on

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

BISX. BDRs can be issued through either a sponsored program, or an unsponsored program. Currently, there is one BDR listed and traded on the Exchange; Consolidated Water, which was issued through a sponsored program, the underlying security is listed and traded on the NASDAQ market in the United States under the symbol CWCO. BISX also maintained another sponsored BDR listing from 2004 to 2006. That BDR listing was sponsored by Kerzner International and its underlying securities were listed and traded on the NYSE market in the United States under the symbol KZL.

Sponsored BDRs are created by the issuer of the underlying securities. The security is created by the issuer either issuing unissued securities or purchasing their own securities from the open market and then lodging these securities with a company that will act as custodian to the BDRs' underlying securities, this custodian must be based in The Bahamas. Receipts are then issued to Bahamian investors entitling them to all benefits and responsibilities detailed in the depository agreement of the BDR. With respect to sponsored BDRs, the responsibility of maintaining the listing in good standing with the Exchange falls to the issuer of the underlying securities.

Unsponsored BDRs are created by a party unrelated to the issuer of the underlying securities who purchases the underlying securities from the open market. These securities are then lodged with a company that will act as custodian to the BDRs' underlying securities, this custodian must be based in The Bahamas. Receipts are then issued to Bahamian investors entitling them to all benefits and responsibilities detailed in the depository agreement of the BDR. With respect to unsponsored BDRs, the responsibility of maintaining the listing in good standing with the Exchange falls to the party that created the receipt and facilitated the listing of the BDR on the Exchange.

Listing on The Bahamas International Securities Exchange

An issuer seeking to list securities on the Exchange must submit a listing application to the BISX Executive Staff in the first instance. The Executive Staff is responsible for reviewing all listing applications to assess their suitability for listing on the Exchange, and must present their recommendation for consideration to the BISX Listing Committee.

The BISX Listing Committee is the body responsible for the review and approval of listing applications submitted to the Exchange. The purpose of the BISX Listing Committee is to receive and consider recommendations for listing from the BISX Executive Staff and to determine the suitability of an issuer for listing in accordance with the BISX Listing Rules.



Bahamas International Securities Exchange

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

The BISX Listing Committee is a Board appointed sub-committee of the BISX Board of Directors whose functions, responsibilities and authority are detailed in various sections of the BISX Rules that deal with the listing of different types of securities on the Exchange. These include Section 6 of the BISX Rules which details the Listing Rules applicable to primary as well as secondary issues of securities. Section 8 of the BISX Rules details the Listing Rules for Mutual Funds, and Section 10 of the BISX Rules details the Listing Rules for Bahamian Dollar Receipts (BDRs).

The BISX Listing Committee is a standing body of not less than three individuals, which forms a quorum, and no more than five individuals selected to serve for a period of 1 year. Individuals are selected from non-conflicted members of the BISX Board of Directors and from non-conflicted persons within the general Bahamian business community. There is no requirement on the number of persons that must be selected from the BISX Board of Directors as opposed to from the general Bahamian business community. In determining the makeup of the BISX Listing Committee, the collection of individuals must demonstrate an understanding of securities laws, the BISX Rules, general capital market operations and an in depth understanding of financial reports and analysis.

Each Member of the BISX Listing Committee must complete a Declaration Form which provides information on the member of the BISX Listing Committee including their past and present professional and personal affiliations. The goal of the Declaration Form, which must be kept up to date, is to identify any direct or indirect relationships with issuers submitting a listing application to the Exchange which might create a conflict or even the appearance of a conflict that would work to undermine the impartiality of the BISX Listing Committee. Where such conflicts exist, the conflicted individual will either not be eligible to serve on the BISX Listing Committee or, if they are already a member of the BISX Listing Committee, they must recuse themselves from reviewing the particular application.

When submitting a listing application to the Exchange an issuer is required to comply with the BISX Listing Rules which establish certain prerequisites (see table "Listing Requirements for Securities Listed on BISX" below) for an issuer to meet prior to the issuer's securities being considered for listing. The Listing Rules apply equally to both new applicants and listed issuers, additionally, in order for the issuer's securities to be listed, the Exchange must be of the view that the issuer and its business are suitable for listing and that there is an adequate and open market in the securities for which listing is sought. In order for an application for listing to be reviewed an issuer must submit several required documents to the Exchange, these include, but are not limited to:

i. A certified extract of a Resolution of the Board of Directors of the Issuer approving the listing.

ii. A Directors Declaration Form must be completed by each Director of the Issuer to ensure that the Directors are considered "fit and proper" to be a Director of a BISX Listed Issuer.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

iii. A prospectus / offering memorandum registered with the Securities Commission of The Bahamas or in the absence of this, correspondence from the Securities Commission stating that the issuer does not need to register the prospectus / offering memorandum with the Securities Commission of The Bahamas. The instances when a prospectus needs to register with the Securities Commission, and when a prospectus is exempt from this registration requirement are set out in Section 54 of the SIA, instances where issuers are exempt from registration of their prospectus include:

   a) Securities which are regulated under the Mutual Funds Act, 1995 or any subsequent enabling Act (the Mutual Funds Act was subsequently replaced by the Investment Funds Act);

   b) Securities quoted on and dealt in on a recognized foreign securities exchange specified by the Securities Commission pursuant to Section 18 of the Securities Industry Act and currently in good standing in its relevant jurisdiction;

   c) Subject to approval by the Securities Commission, securities authorized by a national or local government, its agencies or any other quasi governmental entity;

   d) Any class of securities exempt from registration by the Securities Commission; the most notable exemption being secondary issues (e.g. preference shares or debt instruments) of companies whose primary issue of securities is listed and traded on BISX.

iv. A certificate or Letter of Registration from the Securities Commission of The Bahamas.

v. The constitutive documents that create the issuer, these documents could include the Articles of Association and Memorandum of Association that created the issuer or a copy of any other empowering instrument that enabled the creation of the issuer as a legal entity.

vi. Audited Financial Statements (where applicable): Audited Financials would not be required in instances where the company is a new company without any operational history and no existing financials.

These documents assist the Exchange in gathering information in order to ensure that all issuers are in compliance with the listing requirements of the Exchange. These requirements are specified in the Securities Industry Act, 1999, the Investment Funds Act, 2003 and within the BISX Rules. The listing requirements for equities, debt and mutual funds are summarized in the table below:

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

LISTING REQUIREMENTS FOR SECURITIES LISTED ON BISX			
Security Type	**Equities**	**Debt**	**Mutual Funds**
Minimum Size Of Issue	B$1 Million	B$400,000	Not applicable
Shares In Public Hands	25%	25%	25% required for closed end funds; for open ended funds this requirement is not applicable.
Transferability Of Securities	Must be freely transferable	Must be freely transferable	Must be freely transferable, but may be subject to certain restrictions provided that these are adequately disclosed to the Exchange.
De-Materialization	Required	Required	Not applicable
All Securities of the same class subject to initial listing application or on subsequent issue, a later listing application	Required	Required	Required

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

LISTING REQUIREMENTS FOR SECURITIES LISTED ON BISX

Security Type	Equities	Debt	Mutual Funds
Quality Of The Financial Information	Accounts must be prepared in accordance with International Financial Reporting Standards (IFRS) or any subsequent accounting standard that replaces IFRS.	Accounts must be prepared in accordance with International Financial Reporting Standards (IFRS) or any subsequent accounting standard that replaces IFRS.	Accounts must be prepared in accordance with International Financial Reporting Standards (IFRS) or any subsequent accounting standard that replaces IFRS.
Legal Position Of The Issuer	Must conform with relevant Laws and Regulations including the Securities Industry Act, 1999 for BISX-listed securities.	Must conform with relevant Laws and Regulations including the Securities Industry Act, 1999 for BISX-listed securities.	Must conform with relevant Laws and Regulations including the Investment Funds Act, 2003 for BISX-listed securities.
Registration Requirements With The Securities Commission Of The Bahamas	In the case of primary issues, prospectus must be registered with the Securities Commission in accordance with the Securities Industry Act, 1999. In the case of secondary issues, the prospectus must either be registered with the Commission or be exempted from registration in accordance with the Securities Industry Act, 1999.	In the case of primary issues, prospectus must be registered with the Securities Commission in accordance with the Securities Industry Act, 1999. In the case of secondary issues, the prospectus must either be registered with the Commission or be exempted from registration in accordance with the Securities Industry Act, 1999.	Offering must be registered with the Securities Commission in accordance with the Investment Funds Act, 2003.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Disclosure / Continuing Obligation Requirements

Disclosure Rules for Issuers are detailed in Section 7 of the BISX Rules: Issuers Continuing Obligations. The general guiding principle towards required disclosures is detailed in Section 7, Subsection 1.3 (2) namely:

"... the issuer shall keep the public, the Exchange, the holder of the securities of the issuer and other holders of the issuer's listed securities informed as soon as reasonably practicable of any information relating to the issuer which:

i. Is necessary to enable the holders of the issuer's securities and the public to appraise the position of the issuer;

ii. Is necessary to avoid the establishment of a false market in the issuers securities;

   (Under Section 69(2) of the SIA a false market is defined as "a market in which the movement in the price of a security is brought about or sought to be brought about by factors calculated to create a movement of the price of a security not justified by the assets, earnings or prospectus related to that security." When trying to determine the existence of a false market BISX will review an issuer's compliance with BISX's disclosure requirements along with BISX's trading and order entry records to determine the timeliness of disclosures and whether there were any related or unrelated transactions on the market. BISX will also take into consideration the identity of the beneficial holder of the securities which are the subject of any transactions under review;)

iii. Might reasonably be expected materially to affect market activity in and the price of the issuer's securities; or

iv. May significantly affect the issuer's ability to meet its commitments."

In addition to these general guiding principles, issuers are required to comply with all other specific disclosure requirements. In this regard, two important areas of specific disclosure that are detailed in the BISX Rules are:

Financial Reporting Disclosure Requirements

- Publish and file with BISX unqualified audited annual financial statements within 120 days of the issuer's fiscal year end, the financial statements must be prepared in accordance with International Financial Reporting Standards or another recognized accounting standard.

- Publish and file with BISX unaudited quarterly financial statements within 90 days of the end of the fiscal period.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

Corporate Disclosure Requirements

- File Director Declarations for directors to ensure that the Directors met the Exchange's "fit and proper" requirements of directors.
- Notifications of changes in auditors, officers of the company and the address of the company.

Enforcement of Continuing Obligations Rules

In the event of non-compliance with the Issuer's Continuing Obligations, the BISX Executive Staff will review the matter to determine whether there have been any infractions of the BISX Rules in its opinion, thereafter, the Executive Staff may refer the matter to the BISX Listing Committee and make recommendations regarding the taking of any punitive actions, which include:

i. Censure of the issuer;

ii. Suspend trading or listing for any class of the listed issuer's securities for a specified period of time or indefinitely;

iii. Cancel the issuer's listing; and/or

iv. Publish a statement concerning the contravention and penalty it has imposed.

Attributes Listed in Rule 902 (b)

Rule 902(b) (2) identifies seven attributes that will be considered by the Commission in determining whether to designate a non-U.S. securities market as a "designated offshore securities market." When adopting Regulation S, the Commission stated that the attributes set forth in Rule 902(b) (2) were not the exclusive factors considered by the Commission in designating foreign markets. The Commission further stated that no single attribute is required and that designations were to be made through the interpretive letter process, based upon consideration of all the facts pertaining to a particular market. See SEC Release No. 33-6863 (April 24, 1990).

As indicated below, we are of the view that BISX has each of the attributes listed in Rule 902(b) (2):

1. Organization Under Foreign Law

BISX is a private for-profit company incorporated in The Bahamas under the Companies Act, 1992. BISX is registered in The Bahamas as a Securities Exchange under the Securities Industry Act, 1999 (SIA) and is regulated by the Securities Commission of The Bahamas through the powers of the SIA and the Securities Industry Regulations, 2000 (SIR).

2. Association with a Generally Recognized Community of Brokers, Dealers, Bank or Other Professional Intermediaries with an Established Operating History

BISX maintains 2 separate categories of Membership that have different roles and responsibilities and are regulated under different regulatory provisions. These categories are:

- BISX Broker-Dealer Members: These Members are eligible to transact securities over the Exchange on their own behalf as well as on behalf of their clients. Broker-Dealer Members are regulated by Section 1 of the BISX Rules: Membership, and are required to be registered as Broker-Dealers by the Securities Commission of The Bahamas under the Securities Industry Act and Regulations. BISX Broker-Dealer Members cannot perform those tasks that are carried out by a BISX Sponsor Member unless they are also licensed as a Sponsor Member.

- BISX Sponsor Members: These Members are responsible for assisting mutual funds with the submission of listing applications to the Exchange, and ensuring that all submissions are in compliance with the BISX Rules. Sponsor Members are regulated by Section 8 of the BISX Rules: Listing Rules for Mutual Funds. BISX Sponsor Members cannot perform those tasks that are carried out by a BISX Broker-Dealer Member unless they are also licensed as a Broker-Dealer Member.

BISX Broker-Dealer Membership

Securities transactions on BISX are carried out by entities which have applied for and been granted Membership as BISX Broker-Dealer Members. In order to qualify for Broker-Dealer Membership on the Exchange, an entity must be initially registered with the Securities Commission as a Broker-Dealer in accordance with the SIA and SIR. Thereafter, the entity must approach the Exchange for consideration to become a BISX Broker-Dealer Member.

In order to be registered as a Broker-Dealer by the Securities Commission, a company is required to be incorporated in The Bahamas under the Companies Act 1992. The prospective Broker-Dealer is required to submit the prescribed application form along with information about the firm as detailed in section 22 of the SIA. Before registering an applicant, the Securities Commission in accordance with Section 22 (2) of the SIA, must satisfy itself that:

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

- the applicant and its principals are fit and proper persons who have and maintain a good reputation,
- be satisfied that the applicant's principal business will be stockbroking and dealing in securities, and
- be satisfied that the applicant's operational capabilities and the qualifications of the applicant, its directors, substantial shareholders and officers meet all the standards set by the Securities Commission.

While all principals of the prospective Broker-Dealer must be considered fit and proper, there is no requirement that these individuals be Bahamian. Therefore, the Securities Commission may license a Broker-Dealer that has persons of varied nationalities as principals including U.S. persons. Once the Broker-Dealer is licensed by the Securities Commission, they are able to apply to BISX for Membership. BISX has no restrictions on the nationalities of the principals of its Member Broker-Dealers.

The body within the Exchange that is responsible for considering applications for Broker-Dealer Membership is the BISX Membership Committee. The BISX Membership Committee is a standing body of not less than three individuals, which forms a quorum, and no more than five individuals selected to serve for a period of 1 year. Individuals are selected from non-conflicted members of the BISX Board of Directors and from non-conflicted persons within the general Bahamian business community. There is no requirement on the number of persons that must be selected from the BISX Board of Directors or the general Bahamian business community. In determining the makeup of the BISX Membership Committee, the collection of individuals must demonstrate an understanding of securities laws, the BISX Rules, general capital market operations and an in depth understanding of financial reports and analysis. Additionally, individuals serving on the BISX Membership Committee must have no direct or indirect relationship with an entity applying for BISX Broker-Dealer Membership.

In order for an application for BISX Broker-Dealer Membership to be reviewed, an applicant must submit required documents specified within Section 1 of the BISX Rules: Membership. These documents allow the Exchange to determine whether an applicant for BISX Broker-Dealer Membership and its directors are in compliance with all Broker-Dealer Member requirements of the BISX Rules and whether the applicant is in compliance with the SIA and SIR.

Once a Broker-Dealer Membership application has been received by the BISX Executive, it is reviewed under the BISX Rules. The BISX Executive would review the application taking into account such factors as the applicant's Board of Directors, operational capabilities and financial stability. The BISX Executive would then make a recommendation to the BISX Membership Committee who would approve or reject the application.

A BISX Broker-Dealer Member is required to comply with BISX's ongoing membership requirements to remain in good standing. These include:



Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

i. Continued maintenance of regulatory capital requirements;

ii. Continued observance of the BISX Trading Rules;

iii. Maintenance of an electronic record of transactions, trade reporting, settlement and accounting procedures that allows the Member to satisfy the Exchange's requirements for information requested; and

iv. Continued observance on all other continuing conditions for maintaining membership on BISX as set out in the BISX Rules.

BISX Sponsor Membership

A mutual fund applying for listing on the Exchange must appoint a BISX Sponsor Member whose responsibility it is to assist the fund with the initial listing application process and to ensure that the fund is guided and advised as to the application of the BISX Listing Rules. The Sponsor Member must also ensure that all Directors of the fund are advised of their responsibilities as a Director under the BISX Listing Rules. The Sponsor Member must further satisfy itself that to the best of their knowledge as a BISX Sponsor Member, the fund is not in breach of any of the BISX Listing Rules prior to the submission of the application to the Exchange.

BISX Sponsor Membership is granted to applicants after approval of the Membership Application by the BISX Membership Committee. A BISX Sponsor Member must be established as a professional or statutorily regulated entity either in The Bahamas or in a prescribed jurisdiction. Under Section 18 (2) of the SIA recognized exchanges and prescribed jurisdictions are those exchanges and jurisdictions that have been recognized or prescribed by the Securities Commission in the Gazette as having securities laws equivalent to those of The Bahamas. The United States of America is a prescribed jurisdiction, and the American Stock Exchange, the Chicago Board Options Exchange, the NASDAQ Stock Exchange and the New York Stock Exchange are recognized securities exchanges. Therefore, a qualified U.S. person or a qualified person from another prescribed jurisdiction could become a BISX Sponsor Member.

In order for an application for Sponsor Membership to be reviewed, an applicant is required to submit several required documents to the BISX Executive to be reviewed for compliance with the BISX Rules. The BISX Executive would review the application taking into account such factors as the applicant's operational capabilities, as well as those of the applicant's executives and the professional and/or regulatory status of the applicant. The BISX Executive would then make a recommendation to the BISX Membership Committee who would approve or reject the application.

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 Facsimile + (1) 242-323-2320
Email: info@bisxbahamas.com Website: www.bisxbahamas.com

3. Oversight by a Governmental or Self-Regulatory Body

The Securities Commission is responsible for the Bahamian Capital Markets through the administration of the SIA, SIR, IFA and IFR. The functions of the Securities Commission in its regulation of The Bahamian Capital Markets as stated in the SIA include the creation and promotion of conditions to ensure the orderly growth and development of the capital markets. In carrying out its oversight functions the Securities Commission engages and interacts with the Exchange on a number of different regulatory levels, such as:

- Requiring Securities Commission approval of any proposed BISX Rules or amendments to existing BISX Rules;
- Requiring the registration or exemption from registration of the prospectus of any issuer that seeks a listing on BISX;
- Requiring BISX to collect and report information regarding trading activity in the securities listed on the Exchange;
- Requiring BISX to suspend trading in a particular security if the Securities Commission deems it in the public interest to do so pursuant to Section 44 of the SIA;
- Requiring that all current and prospective BISX Broker-Dealers are licensed and in good standing with the Securities Commission; and
- Analysing and reviewing the technological systems utilized by BISX.

Pursuant to Section 17 (1) of the SIA, the Securities Commission has the authority to approve and register any company as a Securities Exchange. Additionally, pursuant to Section 31 of the SIA, the Securities Commission has the authority to supervise and regulate the securities market and the operations and duties specifically delegated or otherwise conferred upon, a Securities Exchange or any other body registered under the SIA.

BISX is registered as a Securities Exchange by the Securities Commission in accordance with the SIA, and is, therefore, subject to all of the rules and regulations that result from this registration.

As a result of the approval of the BISX Rules by the Securities Commission, BISX is a delegated regulatory authority pursuant to the SIA. Additionally BISX is a Self Regulatory Organization (SRO) for BISX Members and BISX Listed Issuers. To support the SRO functions of the Exchange, BISX uses the BISX Rules which covers all aspects of the Exchange's operations and governs the activities of BISX's respective members and listed issuers.

4. Oversight Standards Set by an Existing Body of Law

The Securities Commission is the primary regulator of BISX. The Securities Commission was created by the Securities Industry Act, 1999 and is charged with the regulation of The Bahamian Capital Markets. The functions of the Securities Commission are detailed in Section 4 (1) of the SIA.

The SIA and the attendant SIR are the legal instruments that regulate BISX. The SIA also confers administrative responsibility for the SIA on the Securities Commission, and delegated regulatory authority on BISX.

5. Reporting of Securities Transactions on a Regular Basis to a Governmental or Self-Regulatory Body

BISX is required by Regulation 10 of the SIR to make regular filings with the Securities Commission on a monthly basis, or at such other times determined by the Securities Commission, with respect to its financial standing and its trading statistics. Additionally, BISX is required to submit its audited financials to the Securities Commission within 4 months of its fiscal year end.

BISX disseminates a price sheet on every trading day following the close of the market via the BISX website and local media including television and radio stations, and local newspapers. This price sheet is sent electronically to the Securities Commission, all BISX Broker-Dealer Members and local media houses. The BISX Price Sheet displays information on activity in all of the BISX listed securities over the relevant period's trading session.

6. A System for Exchange of Price Quotations Through Common Communications Media

All trading on BISX occurs through the BISX Automated Trading System (BATS), an electronic continuous trading system linking the Exchange and the Exchange's Broker-Dealer Members. BATS allows BISX to operate as an electronic marketplace, providing real-time price quotations and automatically matching buy and sell orders based on Fill Priority rules set out in Section 4 of the BISX Rules: Trading.

On the BATS, orders are entered on the market anonymously, and transactions are allocated without either party having control over or knowledge of the identity of their counter-party until after the transaction has been completed. The real-time data collected through BATS is made available to market participants and market observers connected to the BATS system with observer status.

Information that is displayed on the BATS in real-time includes:

- The average price for each security at that period in time (this price changes over the course of the day);
- The % change in the open price during the current trading session (this % can change over the course of the day);
- A column showing the best bid and ask for each security at that moment in time;
- The opening price;
- The date of the last trade;

- The last price at which the security traded;
- The total value traded for the current trading session;
- The total volume traded for the current trading session;
- The number of trades for the current trading session; and
- Real-time BISX Index value (calculated in real-time and dynamically updated).

7. An Organized Clearance and Settlement System

Securities listed and traded on BISX are required to be held in book-entry form only. Each issuer is required by law and under the BISX Rules to maintain records of the ownership of the issuer's securities which are issued and outstanding either on their own behalf or through an agent acting on behalf of the issuer.

Clearing and settlement for all securities traded on BISX occurs on a Trade + Three Trading Day (T+3) basis in compliance with Section 5 of the BISX Rules: Clearing and Settlement. All BISX Broker-Dealer Members as a condition of Membership agree to participate in the BISX Clearing and Settlement Process, which is performed at the BISX offices on every trading day where there are trades to settle. Under the BISX Rules, "a purchase or sale transaction in securities shall be settled by means of an exchange of securities for money referred to in the BISX Rules as Delivery Versus Payment (DVP)."

To facilitate DVP, BISX produces transaction reports for all trades that take place via BATS, these transaction reports are made available to the relevant BISX Broker-Dealer Member before the end of business on the day that the transactions took place. These transaction reports include information about the parties to the transaction, details of the trade and other settlement information.

In sending out settlement instructions to Members, BISX includes in the transaction report the net payment and securities obligation of each Member. A Member with a net payment obligation shall provide a cheque on settlement day to the value of the agreed net payment obligation, made payable to each relevant Member.

A securities transfer takes place when the delivering Member delivers a signed Power of Attorney to the receiving Member who acknowledges receipt by signing the appropriate security transfer forms. The securities transferred to the new owner are then recorded by an entry in the Issuer's Register of Owners. BISX requires that the Register of Owners be updated within a specified period of time (48 hours) to ensure that an accurate listing of registered owners is maintained.

In order to mitigate the potential for settlement failure, BISX Rules require that any securities transactions be supported by valid and existing securities before the execution of any trades. Additionally, each BISX Member is required to lodge with the Exchange written bank guarantees to cover any defaults of the Member itself or other Members.

From the inception of the Exchange to the present, BISX has carried out settlement manually, through the physical delivery of cheques against security transfer Powers-of-Attorney, as the size of the market did not immediately justify the investment of an electronic clearing and settlement system. However, now that BISX has begun to experience natural growth and expansion of the market, as well as the pending migration of the Government's debt market to BISX, the Exchange has invested along with other market participants in the acquisition and deployment of an electronic central securities depository and registry system.

The electronic central securities depository and registry systems are called Depend and Regard, respectively. Both the Depend and Regards systems will be linked to the BATS in order to create an entirely seamless process which will permit straight through processing of all securities transactions on the Exchange down to the level of the beneficial owner of securities.

Depend and Regard are products of Percival Software Limited, a company incorporated in England. Depend is a computer system for a Central Securities Depository. Regard is a computer system for administering a company's register of shareholders. Depend and Regard can also be implemented to provide fully integrated registry functionality. Depend and Regard have also adopted internationally accepted data and interface standards, and the systems are fully compliant with the G30 requirements regarding 'Clearance and Settlement Systems in the World's Securities Markets' and the IOSCO recommendations for securities settlement systems.

The main functional areas of Depend and Regard are as follows:

- Participant configuration
- Clearing and settlement functions
- Pledging of securities
- Integrated registry functions
- Corporate actions
- Primary market
- Shareholder and Issuer services
- Trading platform integration
- Stock lending and borrowing
- Collateral management
- Basic registration
- Company meetings
- Employee benefit schemes
- Settlement services

The work necessary for the implementation of an integrated trading platform and a linked central securities depository and registry system has already begun and the estimated completion date is before June 30, 2012.

Conclusion

BISX has each of the attributes specified in Rule 902(b) (2) for designation as a "designated offshore securities market". Based upon the foregoing, we hereby request, on behalf of BISX, that the United States Securities and Exchange Commission designate BISX as a "designated



Bahamas International Securities Exchange

Bahamas International Securities Exchange
50 Exchange Place, Bay Street
P. O. Box EE-15672, Nassau, Bahamas

Telephone + (1) 242-323-2330 **Facsimile** + (1) 242-323-2320
Email: info@bisxbahamas.com **Website:** www.bisxbahamas.com

offshore securities market" within the meaning of Rule 902(b). If you have any questions or require additional information regarding this application, please do not hesitate to contact the undersigned. Additional information may also be obtained from the websites maintained by BISX (http://www.bisxbahamas.com) and the Securities Commission of The Bahamas (http://www.scb.gov.bs). The statute laws of The Bahamas are available at (http://laws.bahamas.gov.bs).

Yours Sincerely,

Keith E. N. Davies
Chief Executive Officer